Exhibit 4.1

Description of Securities of Ichor Holdings, Ltd.

The following summary of certain provisions of the securities of Ichor Holdings, Ltd. (“Ichor,” “we,” “our” and “us”) does not purport to be complete and is subject to the Amended and Restated Memorandum and Articles of Association of Ichor filed as Exhibit 3.1 to our Annual Report on Form 10-K (the “articles of association”) and the provisions of applicable law, including certain laws of the Cayman Islands.

General

As of February 28, 2022, we had authorized share capital of 200,000,000 ordinary shares, each with a par value of $0.0001, and 20,000,000 preferred shares, each with a par value of $0.0001.

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We do not expect for the foreseeable future to pay dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares.

Preferred Shares

Our board of directors is authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:

•	impairing dividend rights of our ordinary shares;
•	diluting the voting power of our ordinary shares;
•	impairing the liquidation rights of our ordinary shares; and
•	delaying or preventing a change of control of us without further action by our shareholders.

No preferred shares are issued and outstanding, and we have no present plan to issue any of our preferred shares.

Limitations on the Right to Own or Vote Shares

As a Cayman Islands exempted company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.

Limitations on Transfer of Shares

Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares including shares that are not fully paid-up shares.

Disclosure of Shareholder Ownership

There are no provisions in our amended and restated memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.

Changes in Share Capital

We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders, increase our authorized share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders:

•	consolidate our share capital into shares of larger par value than our existing shares;
•	sub-divide our share capital into shares of smaller par value;
•	divide our shares into multiple classes; and
•	cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Islands Companies Law (2021 Revision) (the “Cayman Islands Companies Law”).

Amendments

Our articles of association provide that our articles of association may only be amended at a shareholder meeting upon approval by two-thirds of the votes cast by our shareholders.

Material Differences in Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation Bylaws	Memorandum of Association Articles of Association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the their respective companies to, amongs other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•a duty not to personally profit from opportunities that arise from the office of director;

•a duty to avoid conflicts of interest; and

•a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands exempted company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

	Delaware	Cayman Islands
Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Cayman Islands Companies Law has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own actual fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own actual fraud, dishonesty or willful default.

	Delaware	Cayman Islands
Interested Directors

Under Delaware law, subject to provisions in the certificate of incorporation, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors prior to the vote.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up the company.

The Cayman Islands Companies Law requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting or by way of unanimous written consent.

	Delaware	Cayman Islands
Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Cayman Islands Companies Law defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolution” as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a majority of the votes cast by such members as being entitled to vote in person or by proxy or by way of unanimous written consent.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filing Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that hold more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. Our articles of association also provide that shareholders may only remove directors for cause and with a special resolution of two-thirds of our outstanding ordinary shares. Under our articles of association, vacancies on the board are generally filled by the vote of a majority of the directors elected or then in office.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Cayman Islands Companies Law provides for mergers and consolidations where two or more companies are being formed into a single entity. The legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new company is incorporated from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving company, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under Cayman Islands Companies Law, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands exempted company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the director of the Cayman Islands exempted company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company, consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the Companies Law in respect of the merger or consolidation.

The surviving entity remains active while the other company or companies are automatically dissolved. Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement”. This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose.

The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the arrangement if it satisfies itself that:

•the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

•the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Law or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

	Delaware	Cayman Islands
Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws and Maples and Calder, our Cayman Islands counsel, is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

	Delaware	Cayman Islands
Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association. Under our articles of association, shareholders will not have any rights to inspect or obtain copies of shareholder lists or other corporate records, provided that a list of shareholders will be made available at our principal executive office or other specified location for ten business days prior to each general meeting of shareholders.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

The Cayman Islands Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association. Our articles of association provide that only shareholders that comply with our advance notice provisions may submit proposals to be brought before a meeting.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Cayman Islands Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Our articles of association authorize such written consents, but we believe that the unanimity requirement has made this option impractical since the consummation of our initial public offering.

	Delaware	Cayman Islands
Calling of Special Shareholders Meeting	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Cayman Islands Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our articles of association allow only a majority of our directors or the chairman of our board of directors to call extraordinary general meetings.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Broadridge Corporate Issuer Solutions, Inc. Its address is 1717 Arch Street, Suite 1300, Philadelphia, PA 19103.

Listing

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “ICHR.”